UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

Windtree Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

97382D105
(CUSIP Number)

Lee Siu Fong

Lee’s Pharmaceutical Holdings Limited

Unit 110-111, Bio-Informatics Centre, No.2 Science Park West Avenue

Hong Kong Science Park, Shatin, Hong Kong

+852 2314-1282

With a copy to:

Laura Hua Luo, Esq.

King & Wood Mallesons LLP

500 5th Ave, 50th Floor

New York, NY 10110

+1(347) 926-7542

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1st, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	97382D105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LPH Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
46,232,085
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
46,232,085

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,232,085
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
73% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Calculations are based upon approximately 63,214,000 shares of Common Stock of the Issuer outstanding as of November 1, 2017 pursuant to Schedule 3(m) to the Securities Purchase Agreement dated as of October 27, 2017 by and among the Reporting Person, the Issuer and certain other parties signatories thereto, as reported in the Issuer’s Form 8-K dated November 1, 2017.

CUSIP No.	97382D105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lee’s Pharmaceutical Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,676,000
	8	SHARED VOTING POWER
46,232,085
	9	SOLE DISPOSITIVE POWER
2,676,000
	10	SHARED DISPOSITIVE POWER
46,232,085

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
48,908,085
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
74% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Calculations are based upon approximately 63,214,000 shares of Common Stock of the Issuer outstanding as of November 1, 2017 pursuant to Schedule 3(m) to the Securities Purchase Agreement dated as of October 27, 2017 by and among the LPH Investments Limited, a wholly owned subsidiary of the Reporting Person, the Issuer and certain other parties signatories thereto, as reported in the Issuer’s Form 8-K dated November 1, 2017.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Windtree Therapeutics, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 2600 Kelly Road, Warrington, Pennsylvania 18976.

Item 2.	Identity and Background

(a) This Schedule 13D is filed by the following persons (the “Reporting Persons”):

(i) LPH Investments Limited (“LPH”), a company incorporated in the Cayman Islands with limited liability; and

(ii) Lee’s Pharmaceutical Holdings Limited, a company incorporated in the Cayman Islands with limited liability (“Lee’s”) with its issued shares listed on the Main Board of the Stock Exchange of Hong Kong.

The Reporting Persons have entered into a joint filing agreement, dated as of November 11, 2017, a copy of which is filed herewith as Exhibit 7.01. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

(b) Each of LPH and Lee’s has its principle business address at Unit 110-111, Bio Informatics Centre, No.2 Science Park West Avenue, Hong Kong Science Park, Shatin, Hong Kong.

(c) Lee's is a biopharmaceutical company with over 20 years of operation in China's pharmaceutical industry. It is in the business of drug development, clinical development, regulatory, manufacturing, sales and marketing in China with focuses on several different areas such as cardiovascular and infectious diseases, dermatology, oncology, gynecology, ophthalmology and others. It currently markets 14 products in China and has more than 30 products under different development stages stemming from both internal R&D as well as from the recent acquisition of licensing and distribution rights from various US, European and Japanese companies.

LPH is a wholly-owned subsidiary of Lee’s that was formed to acquire the shares as reported by LPH in this Schedule 13D.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

Lee’s acquired 1,338 Series A Convertible Preferred Stock units (each a “Unit”) for an aggregate purchase price of $2,000,310 from the Issuer pursuant to a Securities Purchase Agreement dated February 13, 2017 by and among Lee’s, the Issuer and certain other investors (the “Series A Units Purchase Agreement”). Each Unit consists of one share of Series A Convertible Preferred Stock (“Preferred Stock”) and 1,000 Series A-1 Warrants (“Warrants”) to purchase Common Stock. As a result of the foregoing purchase, Lee’s is deemed to beneficially own (i) 1,338,000 shares of Common Stock issuable upon conversion of Preferred Stock and (ii) 1,338,000 shares of Common Stock issuable upon exercise of Warrants (collectively, the “Derivative Shares”). The conversion of the Preferred Stock and exercise of the Warrants are subject to beneficial ownership limitation of 9.99% (the “9.99% Limitation”). The Preferred Stock and Warrants are not currently convertible or exercisable, as applicable, because Lee’s beneficial ownership percentage has exceeded the 9.99% Limitation resulting from the consummation of the transactions contemplated under the Common Stock SPA as described below.

LPH purchased an aggregate of 46,232,085 shares of Common Stock for a total consideration of $10,000,000 pursuant to a Securities Purchase Agreement dated as of October 27, 2017, by and between LPH, the Issuer and certain other parties signatories thereto (the “Common Stock SPA”). The consideration includes cancellation of $3,900,000 in outstanding loans that the Issuer borrowed from Lee’s Pharmaceutical (HK) Ltd., a Hong Kong company organized and existing under the laws of Hong Kong (“Lee’s (HK)”) under that certain loan agreement, effective August 14, 2017 between the Issuer and Lee’s (HK). The source of funding for the rest of the purchase price was derived from the working capital of Lee’s.

Due to the change of control effect resulting from the consummation of the transactions contemplated under the Common Stock SPA causing Lee’s beneficial ownership exceeding the 9.99% Limitation, although the Preferred Stock and Warrants beneficially owned by Lee’s are not currently convertible or exercisable, as applicable, the beneficial ownership of the Derivative Shares is included in the calculation of the beneficial ownership percentage of Lee’s reported in this Schedule 13D in accordance with Rule 13d-2(e).

Item 4.	Purpose of Transaction

The Reporting Persons believe that the Issuer’s Common Stock is an attractive strategic investment that fits into their goals to globalize their business, strengthen their position in critical neonatal care, and further expand the reach of their acute pulmonary care portfolio. Through the acquisition of 46,232,085 shares of Common Stock by LPH pursuant to the terms of the Common Stock SPA, a change of control in the Issuer was effected. As of November 1, 2017, Lee’s and LPH each beneficially own 74.2% and 73.1%, respectively, of the Common Stock outstanding. Additionally, pursuant to the terms of the Common Stock SPA, the Issuer shall cause up to two individuals designated by LPH to be elected to the Board of Directors of the Issuer on or prior to December 1, 2017.

The Reporting Persons intend to routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, capital raising needs and any proposals received from third parties with respect to the Issuer. The Reporting Persons may discuss such matters with management or directors of the Issuer, existing or potential strategic partners, persons who have expressed an interest in acquiring all or a portion of the Issuer’s equity interests or in engaging in a strategic transaction with the Reporting Persons regarding the Issuer, sources of credit and other investors. In evaluating the Issuer, the Reporting Persons will also consider alternative investment opportunities available to them, the Reporting Persons’ liquidity requirements and other investment considerations. While none of the Reporting Persons have, other than as described in this Schedule 13D, any current plans or proposals that relate to or would result in any of the matters described in subsections (a) through (j) of Item 4 of Schedule 13D, the factors described in this Item 4 may materially affect, and result in, the Reporting Persons: (1) modifying or disposing of all or a portion of their investment in the Issuer, (2) exchanging information with others regarding the Issuer pursuant to appropriate confidentiality or similar agreements, (3) proposing changes in the Issuer’s operations, governance or capitalization, or (4) proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D The Reporting Persons may in the future and from time to time propose or take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, and may discuss such actions with the Issuer and Issuer’s management and the board of directors, other stockholders of the Issuer and other interested parties.

In addition, depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions, including through any trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

(a) The beneficial ownership percentage for LPH described in this Schedule 13D is based on 46,232,085 shares of Common Stock acquired directly by LPH in connection with the Common Stock SPA. The beneficial ownership percentage of Lee’s described in this Schedule 13D is based on (i) Lee’s indirect acquisition, through LPH, 46,232,085 shares of Common Stock described in the foregoing, and (ii) Lee’s direct acquisition of 1,338 Units in connection with the Series A Units Purchase Agreement. LPH’s ownership constitutes approximately 73.1% and Lee’s’ ownership constitutes approximately 74.2% of the Common Stock outstanding based on approximately 63,214,000 shares of Common Stock outstanding as of November 1, 2017 pursuant to Schedule 3(m) to the Common Stock SPA, as reported in the Issuer’s Form 8-K dated November 1, 2017.

(b) LPH directly holds, and has voting and dispositive power over, the 46,232,085 shares of Common Stock acquired by it in connection with the Common Stock SPA. Lee’s, as the sole owner of LPH, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) such shares. Additionally, Lee’s directly holds, and has voting and dispositive power over, the 1,338 Units. Other than for the purposes of Rule 13d-3 of the Act, Lee’s disclaims beneficial ownership of the shares of Common Stock and Units, as applicable, except to the extent of its pecuniary interest therein, as applicable.

(c) Except as described above, the Reporting Persons have not engaged in any transaction with respect to the Common Stock during the past sixty days.

(d) No person other than the applicable Reporting Person is known to such Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock as reported by such Reporting Person in this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The descriptions in Item 3 and Item 4 of this Schedule 13D are incorporated herein by reference.

In connection with the Series A Units Purchase Agreement, the Issuer entered into a Registration Rights Agreement, dated as of February 13, 2017, with certain holders of the Units including Lee’s (the “Units Registration Rights Agreement”), pursuant to which the Issuer is obligated to file, within 50 calendar days from the date of closing of the transactions contemplated under the Series A Units Purchase Agreement, a registration statement on Form S-1 or Form S-3 providing for the resale by such holders of the Issuer’s Common Stock issued or issuable to such holders in connection with the Series A Units Purchase Agreement.

In connection with the Common Stock SPA, the Issuer entered into a Registration Rights Agreement dated as of October 27, 2017, with LPH (the “Common Stock Registration Rights Agreement”), pursuant to which the Company has agreed to provide certain registration rights with respect to the shares purchased under the Common Stock SPA, which rights are limited to registration of up to 25% of the Shares during the initial 18-month period following the closing of the SPA.

The description of the Series A Units Purchase Agreement, the Common Stock SPA, the Units Registration Rights Agreements and the Common Stock Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements as filed with the Securities and Exchange Commission as follows:

(1)	Securities Purchase Agreement, attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 15, 2017;
(2)	Registration Rights Agreement, attached as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 15, 2017;
(3)	Securities Purchase Agreement, attached Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 1, 2017; and
(4)	Registration Rights Agreement, attached Exhibit 99.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 1, 201

Item 7.	Material to Be Filed as Exhibits

Exhibit 7.01	Joint Filing Agreement, dated as of November 11, 2016, between LPH and Lee’s.

Exhibit 7.02	Securities Purchase Agreement dated as of February 13, 2017 by and between the Issuer and selected investors (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report of Form 8-K, as filed with the SEC on February 15, 2017).

Exhibit 7.03	Registration Rights Agreement dated as of February 13, 2017 between the Issuer and selected investors (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on February 15, 2017).

Exhibit 7.04	Securities Purchase Agreement dated as of October 27, 2017 by and between the Issuer, LPH and certain other parties signatories thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on November 1, 2017)

Exhibit 7.05

Registration Rights Agreement dated as of October 27, 2017 between the Issuer and LPH (Incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on November 1, 2017).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2017

LPH Investments Limited

By:	/s/ Lee Siu Fong

Lee’s Pharmaceutical Holdings Limited

By:	/s/ Lee Siu Fong

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE I

Information with Respect to

Executive Officers and Directors of the Undersigned

The following sets forth as to each of the executive officers (if any) and directors of the undersigned: his/her name; his/her business address; his/her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is: Lee’s Pharmaceutical Holdings Limited or LPH Investments Limited, the business address of each of which is: Unit 110-111, Bio-Informatics Centre, No.2 Science Park West Avenue, Hong Kong Science Park, Shatin, Hong Kong.

To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

Lee’s Pharmaceutical Holdings Limited ("Lee’s")

Directors:

(1)   Executive Directors:

Name	Title	Citizenship
Ms. Lee Siu Fong	Chairman	Hong Kong
Ms. Leelalertsuphakun Wanee	Managing Director	Hong Kong
Dr. Li Xiaoyi	Chief Executive Officer of Lee’s	Hong Kong

(2)   Non-Executive Director:

Name	Title	Citizenship
Dr. Marco Maria Brughera	CEO Leadiant Biosciences S.p.A. via Sudafrica, 20 - 00144 Roma – Italia	Italy

(3)   Independent Directors:

Name	Principle Employment	Citizenship
Dr. Chan Yau Ching, Bob	Managing Director KBR Fund Management Limited Room 2513, The Octagon, 6 Sha Tsui Road, Tsuen Wan, Hong Kong	Hong Kong
Mr. Lam Yat Cheong	Partner Vincent Lam and Company Room 805, 8th floor, Harbour Crystal Centre, 100 Granville Road, Tsim Sha Tsui East, Kowloon	Hong Kong
Dr. Tsim Wah Keung, Karl	Chair Professor, Division of Life Science The Hong Kong University of Science and Technology Clear Water Bay, Kowloon, Hong Kong	Hong Kong

Officers:

Name	Title	Citizenship
Mr. Chow Yiu Ming	CFO	Hong Kong

LPH Investments Limited

Directors:

Name	Principle Employment, Title, Address of Employer	Citizenship
Ms. Lee Siu Fong	Chairman	Hong Kong
Ms. Leelalertsuphakun Wanee	Managing Director	Hong Kong
Dr. Li Xiaoyi	Chief Executive Officer of Lee’s	Hong Kong

LPH Investments Limited is wholly owned by Lee’s Pharmaceutical Holdings Limited, whose directors and officers are set forth above.